Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER 2008

INTRODUCTION

The following is a discussion of the consolidated financial position and results of operations of Quebecor World Inc. (the “Company” or “Quebecor World”) for the three-month and nine-month periods ended September 30, 2008, and it should be read together with the Company’s corresponding interim Consolidated Financial Statements and the 2007 annual Management’s Discussion and Analysis (“MD&A”). All references made to “Notes” in the MD&A correspond to the Notes to the Consolidated Financial Statements for the period ended September 30, 2008. The interim Consolidated Financial Statements and this interim MD&A have been reviewed by the Company’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this MD&A. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

Presentation of financial information

Financial data have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figure 5. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Forward-looking statements

This MD&A includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this MD&A, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Company’s actual results to differ from current expectations, please also refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risk factors” sections included in the Company’s 2007 annual MD&A and Annual Information Form.

Unless mentioned otherwise, the forward-looking statements in this MD&A reflect the Company’s expectations as of XX, 2008, the date on which this MD&A has been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

Quebecor World Inc. and 53 U.S. subsidiaries (the “U.S. subsidiaries” and, collectively with the Company, the “Applicants”). are currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), and the U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”).

In light of the CCAA and Chapter 11 Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a final plan of arrangement.

1.     Creditor protection and restructuring

On January 21, 2008 (the “Filing Date”), the Company obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the CCAA for itself and for the U.S. subsidiaries. On the same date, the U.S. subsidiaries filed a petition under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s Latin American subsidiaries are not subject to the Insolvency Proceedings, and prior to their disposition as discussed below, nor were the European subsidiaries. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, and, pursuant to subsequent orders of the Court rendered on February 19, 2008, May 9, 2008, July 18, 2008 and September 29, 2008, respectively, this stay period was extended first to May 12, 2008 and then subsequently to July 25, 2008, September 30, 2008 and December 14, 2008 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final Plan. Any such Plan will be subject to approval by affected creditors, as well as court approval.

The Company became in default under its revolving bank facility, its equipment financing credit facility and its North American securitization program on January 16, 2008. On January 24, 2008 pursuant to the Insolvency Proceedings entered into by the Company, an amount of $417.6 million, including fees, was paid in order to terminate the North American securitization program.

The Insolvency Proceedings also triggered defaults under substantially all of the Applicants’ other debt obligations. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-petition debt obligations. The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants presented their business plan to the Ad Hoc Bondholder Group, the Bank Syndicate and the Official Committee of Unsecured Creditors (collectively, the “Committees”) at the beginning of June 2008. An overview of the Applicants’ five- year business plan was presented as well as details related to each of the major business segments. The business plan that was presented will serve as a basis for discussions with the creditor constituencies in anticipation of the formulation of a Plan or Plans of reorganization and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that a successful Plan or Plans of reorganization will be proposed by the Applicants, supported by the Applicants’ creditors or confirmed by the Court and the U.S. Bankruptcy Court, or that any such Plan or Plans will be consummated.

Another important step in the Company’s restructuring activities has been the sale of the Company’s European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”), a Netherlands-based investment group (Note 10). On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement, the Company received €52.2 million in cash at closing. HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to Quebecor World. The sale was made substantially on an “as is, where is” basis.

Should the stay period and any subsequent extensions thereof, if granted, not be sufficient to develop and present a Plan or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 10, the Company’s UK subsidiary was placed into administration on January 28, 2008.

On September 29, 2008, the Court authorized the Company to conduct a claims procedure for the identification, resolution and barring of claims against Quebecor World Inc. The Canadian claims procedure contemplates that any person with any claim against the Company of any kind or nature arising prior to January 21, 2008, and any claim arising on or after January 21, 2008 that arose further to the repudiation, termination or restructuring of any contract, lease, employment agreement or other agreement (“Restructuring claim”), with the exception of certain excluded claims, must file its claim with the Monitor on or prior to December 5, 2008 (the “Claims Bar Date”).

Pursuant to orders entered by the U.S. Bankruptcy Court, the U.S. Subsidiaries filed their schedule of assets and liabilities and a statement of financial affairs on July 18, 2008. On September 29, 2008, concurrently with the order granted by the Court with respect to the Canadian claims procedure, the U.S. Bankruptcy Court authorized the U.S. Subsidiaries to conduct a claims procedure setting December 5, 2008 as the bar date by which all creditors of the U.S. Subsidiaries must file proofs of their respective claims and interests against the U.S. Subsidiaries.

As at the date hereof, it is not possible to determine the extent of the claims that will be filed, whether or not such claims will be disputed and whether or not such claims will be subject to discharge in the Insolvency Proceedings. It is also not possible at this time to determine whether to establish any additional liabilities in respect of claims. Once all claims against the Applicants have been filed, the Applicants will review all claims filed and begin the claims reconciliation process. In connection with the review and reconciliation process, the Applicants will also determine the additional liabilities, if any, that should appropriately be established in respect of such claims.

On September 29, 2008, the Court granted an order lifting the stay of proceedings for the sole purpose of permitting certain of the noteholders to file a paulian action (namely, an action by which a creditor who suffers prejudice through a juridical act made by its debtor in fraud of its rights seeks to obtain a declaration that the act may not be set up against it) against, inter alia, the Company, contesting the opposability of security granted by Quebecor World and certain of its subsidiaries in September and October 2007 to the lenders under its revolving bank facility and equipment financing facility at such time. The order expressly provides that, immediately following the issuance and service of the paulian action, all further proceedings with respect to such paulian action be immediately stayed until further order of the Court.

Furthermore, on September 29, 2008, Quebecor World was authorized by the Court to enter into a share purchase agreement providing for the sale to Bandhu Industrial Resources Private Limited of its interest in TEJ Quebecor Printing Limited (“TQPL”), which operates a printing facility located in Gurgaon, India. If completed, the transaction would also include a loan settlement agreement with respect to certain loans owing by TQPL to the Company and master release and indemnity agreements between the purchaser and the Company concerning its liabilities in relation to TQPL and the printing facility. It is currently estimated that the total net consideration payable to the Company would be $0.15 million. The transaction is not conditional on obtaining any further approval of the Court.

On September 30, 2008, the Monitor commenced a case under Chapter 15 of the U.S. Bankruptcy Code on behalf of the Company in the U.S. Bankruptcy Court. The Monitor is seeking recognition of the Company’s CCAA proceeding as a foreign main proceeding and enforcement in the U.S. of the Claims Procedure Order of the Court dated September 29, 2008, in order to facilitate the claims administration process for the Company. The Chapter 15 filing applies only to Quebecor World Inc. which has not been part of the Chapter 11 cases for the U.S. Subsidiaries that are pending before the U.S. Bankruptcy Court. The claims process for Quebecor World Inc. will not affect the claims process for creditors of the US Subsidiaries nor will it affect other aspects of the U.S. Proceedings. The recognition hearing before the U.S. Bankruptcy Court is scheduled for November 13, 2008.

On December 17, 2007, the Board of Directors of Quebecor World Inc. appointed Jacques Mallette as President and Chief Executive Officer in order to execute the business plan of the Company.

On April 29, 2008, the Company announced the appointment of Randy Benson as Chief Restructuring Officer reporting to the Restructuring Committee of the Board of Directors. His mandate is principally to develop a restructuring plan with a view to quickly emerge from creditor protection as a strong company in its industry.

On July 28, 2008, Jeremy Roberts was appointed Chief Financial Officer of the Company. Mr. Roberts was previously Senior Vice President, Corporate Finance and Treasurer.

Contributing factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to its European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of its printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of its European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for the Company to repurchase certain senior notes in order to avoid breaching certain financial ratios, while also facing reduction in amounts available under its revolving bank facility.

Other events further hindered the Company’s efforts to improve its balance sheet and financial position. First, on November 20, 2007, Quebecor World announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, Quebecor World announced that it would not be able to consummate a previously announced transaction to sell/merge its European operations, which otherwise would have resulted in proceeds being paid to Quebecor World.

On December 31, 2007, the Company obtained a waiver from its bank syndicate lenders and from the sponsors of its North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, the Company failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Company and certain of its subsidiaries being in default of its obligations under its revolving bank facility, its equipment financing credit facility and its North American securitization program.

As a result of the unsuccessful efforts of the Company to obtain new financing, the inability at the time to conclude the first proposed sale of its European operations and the operational demands of the Company, by mid-January 2008, the Company was experiencing a severe lack of liquidity and concluded it no longer had the ability to meet obligations which were falling due.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian GAAP as applied by the Company prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a Plan. During the period, Debtor-In-Possession (“DIP”) financing has been approved by the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, claims allowed arising under the Insolvency Proceedings may be recorded as liabilities and presented separately on the consolidated balance sheets. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, the Company would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is carried at cost less any impairment losses. Goodwill is tested for impairment annually and between annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The series of events that led the Company to the Insolvency Proceedings and the events since then triggered impairment tests for its property, plant and equipment, and goodwill. The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets or goodwill. The Company completed its annual goodwill impairment testing in the second quarter of 2008 and it concluded that the goodwill for its North America segment was not impaired.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment, and goodwill, the valuation of future income tax assets and of contract acquisition costs.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a Plan. There is a risk such shares could be cancelled.

DIP financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, the “DIP Credit Agreement”) between Quebecor World Inc. and Quebecor World (USA) Inc., each a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding, Inc., and Wells Fargo Foothill, LLC, as Co-Syndication Agents, and Wachovia Bank, N.A., as Documentation Agent.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate, or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins and a $600 million term loan (“DIP Term Loan”), bearing interest at variable rates based on Base rate, or Eurodollar rate, plus applicable margins, which was fully drawn immediately following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving DIP Facility, the availability of funds is determined by a borrowing base based on percentages of eligible receivables and inventory. The unused portion of the Revolving DIP Facility is subject to a commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. On June 30, 2008, the Company repaid $74.5 million on the DIP Term Loan. As at September 30, 2008 and November 4, 2008, the Company had drawn an aggregate of $562.3 million and $562.0 million, respectively, on the DIP Term Loan and Revolving DIP Facility.

The DIP Credit Agreement contains certain restrictive financial covenants which were met as of September 30, 2008.

The Revolving DIP Facility and DIP Term Loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World, the U.S. Subsidiaries subject to the U.S. Proceedings and certain subsidiaries in Latin America. The liens are junior to the liens securing the Company’s syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which was granted prior to the Filing Date to the extent such liens are valid, perfected and not voidable. The Revolving DIP Facility and DIP Term Loan are also guaranteed by substantially all of the Company’s direct and indirect North American subsidiaries and certain foreign subsidiaries.

The Revolving DIP Facility and DIP Term Loan mature on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan. The DIP Credit Agreement may be prepaid or accelerated upon the occurrence of an event of default and contains mandatory prepayments including, among other things, the net proceeds of certain asset sales, issuance of certain debt and certain extraordinary receipts.

Should the Court dismiss the Insolvency Proceedings or enter any order granting relief from the stays provided for thereunder, this would constitute an event of default under the DIP Credit Agreement and the debt could become due and payable immediately, which would, in all likelihood, lead to the liquidation of all the Applicants’ assets.

The DIP Credit Agreement provides for various restrictions on, among other things, the ability of the Company and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of a majority of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The Court limits the amounts of funding available for its Latin America subsidiaries to $10 million, in addition to a $5 million amount for subsidiaries that are not Applicants. As of November 4, 2008, $10 million was utilized to fund Latin America subsidiaries, while a supplemental $3 million was used to fund Latin America subsidiaries and other non- Applicant subsidiaries. The Company is considering the future needs of its subsidiaries and will request additional funding flexibility from its creditors, if required.

Accounting policies applicable to an entity under Creditor Protection

As a result of the Insolvency Proceedings, the Company is following accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Company is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods ending subsequent to the Filing Date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (see Note 4). Cash flows related to reorganization items have been disclosed separately.

While payments may not be made on liabilities subject to compromise, including long-term debt, interest on debt obligations continue to be recognized. Interest is not a reorganization item. The consolidated balance sheet distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (see Note 5). Liabilities that may be affected by the Plan may be settled for lesser amounts and the resulting adjustments may be material. On September 29, 2008, the Court rendered a Claims Procedure Order setting out, among other matters, the procedure to be followed for submission by creditors of proofs of claims as well as a Claims Bar Date of December 5, 2008.

Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings are required to include disclosure of entities in reorganization proceedings, including disclosure of Condensed Combined Financial Information of the entities in the reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein (see Note 6).

SOP 90-7 has been applied effective January 21, 2008, and for subsequent reporting periods while the Company continues to operate under creditor protection.

The resulting changes in reporting are described in Note 4 - Reorganization Items, Note 5 - Liabilities Subject to Compromise and Note 6 - Condensed Combined Financial Information.

2.     Discontinued operations

Over the years, the European operations faced difficult market conditions including lower customer demand, shifting consumer preferences to electronic media, and greater price competition due to industry overcapacity, growing presence of low cost competitors in Eastern Europe and Asia, and traditional competitors operating at marginal cost. These factors, in addition to the deterioration of European financial performance impacted by excess printing capacity in Europe, initiated a strategic review of the Company’s European operations. Management concluded that the European operations were non-strategic to the Company’s core business in the Americas, given the uncertainty of the long-term profitability of the European operations and the negative returns in spite of new investments made by the Company over the last several years.

On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction of Quebecor World’s European operations to HHBV, a Netherlands based investment group, which closed on June 26, 2008.

The sale of the Company’s European operations is an important step in the restructuring activities of the Company as it provides liquidity and eliminates the need for the Company to provide continuing financial support to its European operations, enabling it to exit creditor protection in North America as a stronger player in its industry.

3.     Financial review

The Company assesses performance based on, among other measures, operating income and Adjusted EBIT (Figure 5). The following financial review focuses only on continuing operations.

Revenues by Service ($ millions)

For the quarter and the nine-month periods ended September 30 (Continuing Operations)

Marketing Solutions = Retail-Catalog-Direct Mail

Publishing Services = Magazine-Book-Directory

Figure 1

3.1  Third quarter review

The Company’s consolidated revenues for the third quarter of 2008 were $994 million, a 15.2% decrease when compared to $1.17 billion for the same period in 2007. Excluding the positive impact of currency translation (Figure 2), revenues were $988 million for the quarter, down 15.7% compared to the same period in 2007. The decrease in revenues resulted primarily from lower volumes due to the economic slowdown, plant closures and, to a lesser extent, to the impact of the Insolvency Proceedings. Paper sales were also down. Pricing was only slightly down due to improvements in product mix. More details are provided in the “Segment results” section. In the third quarter of 2008, Adjusted EBIT decreased to $33.7 million compared to $57.9 million for the same period in 2007. Adjusted EBIT margin was 3.4% for the third quarter, compared to 4.9% for the same period in 2007. Decreases in Adjusted EBIT and Adjusted EBIT margin are mainly due to lower revenues as explained above.

Impact of Foreign Currency

($ millions)

	Three months ended September 30, 2008	Nine months ended September 30, 2008

Foreign currency favorable impact on revenues	$5.5	$58.5

Foreign currency unfavorable impact on operating income	$—	$(3.0)

Figure 2

Paper sales, excluding the effect of currency translation, decreased by 17.1% for the third quarter of 2008, compared to the same period in 2007. The decrease in paper sales is mostly explained by lower volumes. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price- adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for the third quarter of 2008 decreased by 13.4% to $824.3 million compared to $951.9 million for the corresponding period in 2007. The decrease compared to the third quarter of 2007 is mostly explained by lower variable costs, particularly labor costs, in response to lower production volumes. Gross profit margin was 17.0% in the third quarter of 2008 compared to 18.8% in 2007.

Selling, general and administrative expenses for the third quarter of 2008 were $78.8 million compared with $95.9 million for the same period in 2007. Excluding the unfavourable impact of currency translation of $0.5 million, selling, general and administrative expenses decreased by 18.4% compared to the same period last year. The variance is mostly explained by favorable workforce reduction initiatives as well as lower sales commissions due to reduced volumes.

Securitization fees were nil for the third quarter of 2008, compared to $6.0 million for the third quarter of 2007. The variance is explained by the termination of the North American program as of January 23, 2008.

Depreciation and amortization expenses were $56.8 million in the third quarter of 2008, compared to $60.4 million for the same period in 2007.

During the third quarter of 2008, the Company recorded impairment of assets, restructuring and other charges (“IAROC”) of $6.7 million, compared to $55.2 million for the same period in 2007. The charge for the quarter was mainly related to the workforce reductions in North America. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Financial expenses were $72.7 million in the third quarter of 2008, compared to $92.4 million for the same period in 2007. The variance is partly explained by a one time prepayment premium of $53.1 million in the third quarter of 2007 for the early redemption of the Company’s senior notes. It is also due to a higher level of debt partially compensated by a reduction of the financial expenses related to hedging activity. The higher level of debt is mostly explained by the addition of the DIP financing, the majority of which was used to repurchase the North American receivables.

The Company recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for the third quarter of 2008 is $26.4 million.

Income tax recovery was $9.4 million in the third quarter of 2008, compared to a recovery of $37.3 million for the same period in 2007. Income tax recovery before IAROC was $7.8 million in the third quarter of 2008, compared to an income tax recovery of $17.8 million for the same period last year. The income tax recovery in the third quarter of 2008 was mainly attributable to the recognition of tax benefits on US tax losses.

For the third quarter ended September 30, 2008, the Company reported a loss per share of $0.35, compared to a loss per share of $0.45 for the same period in 2007. These results incorporated IAROC, net of income taxes, of $5.1 million or $0.03 per share, compared with $35.7 million or $0.27 per share for the same period in 2007. Adjusted diluted loss per share was $0.32 in the third quarter of 2008, compared to adjusted diluted loss per share of $0.18 in the same period of 2007.

3.2  Year-to-date review

On a year-to-date basis, the Company’s consolidated revenues were $3.0 billion, a 12.8% decrease when compared to $3.4 billion for the same period in 2007. Excluding the positive impact of currency translation (Figure 2), revenues were $2.9 billion for the first nine months of 2008, down 14.6% compared to 2007. The decrease in revenues resulted primarily from lower volume due to the economic slowdown, plant closures and to a lesser extent, to the impact of the Insolvency Proceedings. Paper sales were also down. Pricing was stable overall, primarily due to improvements in product mix. More details are provided in the “Segment results” section. On a year-to-date basis, adjusted EBIT decreased to $70.7 million, compared to $144.4 million in 2007. Adjusted EBIT margin was 2.4% for the first nine months of 2008, compared to 4.2% for the same period in 2007.

Paper sales, excluding the effect of currency translation, decreased by 18.4% during the first nine months of 2008, compared to the same period in 2007. The decrease in paper sales is mostly explained by lower volumes. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price- adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

On a year-to-date basis, cost of sales decreased by 11.6% to $2.5 billion, compared to $2.8 billion for the corresponding period in 2007. The decrease, compared to 2007, is mostly explained by lower variable costs in particular labor costs in response to lower production volume. Gross profit margin decreased to 16.8% for the first nine months of 2008 compared to 18.0% in 2007. Excluding the impact of currency, gross profit margin decreased to 17.0% on a year-to-date basis.

Selling, general and administrative expenses were $255.3 million on a year-to-date basis, compared with $275.3 million in 2007. Excluding the unfavourable impact of currency translation of $6.7 million, selling, general and administrative expenses decreased by 9.7%, compared to the same period last year. The favorable variance is mostly explained by workforce reduction initiatives as well as lower sales commissions due to reduced volume.

Securitization fees were nil on a year-to-date basis, down from $15.7 million for the same period in 2007. The variance is explained by the termination of the North American program as of January 23, 2008.

Depreciation and amortization expenses were $176.3 million for the first nine months of 2008, compared with $181.0 million in 2007. Excluding the unfavourable impact of currency translation of $2.9 million, depreciation and amortization expenses decreased 4.2%, compared to last year.

During the first nine months of 2008, the Company recorded IAROC of $54.3 million, compared to $101.8 million last year. The charge for the first nine months of 2008 was mainly related to the closure and consolidation of facilities in North America as well as workforce reductions and impairment of long-lived assets in North America. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Financial expenses were $211.3 million on a year-to-date basis, compared to $148.6 million in 2007. The variance of $62.7 million was mainly explained by the DIP financing and its related issuance costs. A portion of the DIP financing was used to repurchase the North American receivables. The increase in financial expenses is also explained by the amortization of the deferred financing costs mainly offset by a one time prepayment premium for the early redemption of the Company’s senior notes in 2007.

The Company recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for the first nine months of 2008 is $68.2 million. The cash flow usage amounts to $46.9 million and relates primarily to professional fees.

Income tax expense was $22.2 million on a year-to-date basis, compared to an income tax recovery of $76.6 million in 2007. Income tax expense before IAROC was $28.7 million for the first nine months of 2008, compared to an income tax recovery of $40.9 million for the same period last year. The income tax expense for the first nine months of 2008 is attributable to the tax reserve related to with the limitation on non-deductibility of interest on “Pre-petition” on US debts.

On a year-to-date basis, the Company reported a loss per share of $1.72, compared to a loss per share of $0.39 in 2007. These results incorporated IAROC, net of income taxes, of $47.8 million or $0.27 per share, compared with $66.1 million or $0.50 per share in 2007. Adjusted diluted loss per share was $1.45 for the first nine months of 2008 compared with adjusted diluted earnings per share of $0.11 in the same period of 2007.

3.3  Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions, except per share data)

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Consolidated Results
Revenues	$993.6	$975.5	$1,014.5	$1,231.0	$1,172.1	$1,111.3	$1,140.1	$1,353.1
Adjusted EBITDA	94.2	92.7	74.2	121.8	123.5	113.2	105.0	163.7
Adjusted EBIT	33.7	27.8	9.2	8.9	57.9	48.0	38.5	83.8
IAROC	6.7	11.0	36.6	105.8	55.2	28.8	17.8	35.6
Goodwill impairment charge	—	—	—	1,832.9	—	—	—	—
Operating income (loss)	27.0	16.8	(27.4)	(1,929.8)	2.7	19.2	20.7	48.2
Operating margin	2.7%	1.7%	(2.7)%	(156.8)%	0.2%	1.7%	1.8%	3.6%
Adjusted EBITDA margin	9.5%	9.5%	7.3%	9.9%	10.5%	10.2%	9.2%	12.1%
Adjusted EBIT margin	3.4%	2.8%	0.9%	0.7%	4.9%	4.3%	3.4%	6.2%
Net income (loss) from continuing operations	$(63.6)	$(77.7)	$(148.6)	(1,802.6)	$(55.3)	10.8	$9.7	$37.4
Net income (loss)	(64.2)	(751.1)	(190.0)	(1,826.1)	(315.1)	(21.1)	(38.1)	11.4

Per Share Data
Earnings (loss)
Basic and diluted
Continuing operations	$(0.35)	$(0.44)	$(1.04)	$(13.69)	$(0.45)	$0.05	$0.02	$0.23
Discontinued operations	$—	$(3.61)	$(0.28)	$(0.18)	$(1.97)	$(0.25)	$(0.36)	$(0.20)
Adjusted diluted	$(0.32)	$(0.40)	$(0.80)	$0.12	$(0.18)	$0.19	$0.11	$0.40

IAROC: Impairment of assets, restructuring and other charges	Figure 3
Adjusted: Defined as before IAROC and before goodwill impairment charge

Adjusted EBITDA trend

Adjusted EBITDA for the third quarter of 2008 was lower than last year mainly due to volume declines. These more than offset the year-over-year improvements, achieved in the third quarter of 2008, resulting from the retooling initiatives and restructuring process and continuous improvement initiatives. Overall performance for the previous eight quarters was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press shutdowns as well as plant closures. In the third quarter of 2008, the Company continued to face challenging market conditions, resulting in price erosion and decreased volume in most of the Company’s markets. The retooling benefits, as well as restructuring initiatives in some of the Company’s segments and at the corporate level are intended to help reverse this negative trend. The Company is also improving its product mix to mitigate price erosion.

Seasonal impact

Revenues generated by the Company are seasonal with, historically, a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back- to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 3).

IAROC impact

Significant IAROC have resulted from the Company’s focus on cost reduction and retooling activities undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions, relocating sales and administrative offices into plants, rationalization of management structure and integration of business units with common activities to facilitate synergies. This determined focus on cost containment has reduced the Company’s long-term cost structure and is expected to improve efficiency across the platform. For the nine months period ended September 30, 2008, the Company recorded IAROC of $54.3 million relating to its North American and Latin American platforms. Of that amount, $16.7 million was related to an impairment charge of long-lived assets for North America, $37.6 million related to restructuring charges incurred in 2008 for the reduction in work force and the closure of North American facilities and the continuation of prior year initiatives.

Goodwill impairment charge impact

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude the previously announced sale/merger of its European operations combined with a decline in its stock price triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company recorded a total impairment charge of $1,832.9 million related to its North American and Latin American reporting units.

General market conditions impact

The Company’s performance for the last eight quarters was primarily affected by the challenging market environment which has adversely affected overall demand and price. This trend more than offset some of the benefits from Quebecor World’s comprehensive retooling program and the decreased costs from other initiatives mentioned above. The recent economic downturn has put additional downward pressure on volumes as retailers and publishers further adjust their printing budgets. Competition in the industry remains intense as the industry is still in the process of consolidating, evidenced by several recent mergers. Under these conditions the Company is focusing on improving its product and segment mix, adding customer value through initiatives such as its new integrated multi-channel solutions and improving productivity through continuous improvement projects and technology. The Company is also quickly aligning its cost structure to mitigate the impact of the economic downturn.

3.4  Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations.

During the second quarter of 2008, management modified the Company’s reportable segments to reflect the sale of the European operations (refer to Note 10). The revised reporting structure includes two segments, North America and Latin America.

All prior periods have been reclassified to conform to this current reporting structure.

Segment Results of Continuing Operations ($ millions)

Selected Performance Indicators

					Inter-Segment
	North America		Latin America		and Others		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Three months ended September 30
Revenues	$921.1	$1,098.4	$72.5	$75.0	$—	$(1.3)	$993.6	$1,172.1
Adjusted EBITDA	89.3	120.6	6.3	6.5	(1.4)	(3.6)	94.2	123.5
Adjusted EBIT	32.3	58.6	2.9	3.2	(1.5)	(3.9)	33.7	57.9
IAROC	6.1	55.2	0.2	—	0.4	—	6.7	55.2
Operating income (loss)	26.2	3.4	2.7	3.2	(1.9)	(3.9)	27.0	2.7

Adjusted EBITDA margin	9.7%	11.0%	8.7%	8.7%			9.5%	10.5%
Adjusted EBIT margin	3.5%	5.3%	4.0%	4.2%			3.4%	4.9%
Operating margin	2.8%	0.3%	3.8%	4.2%			2.7%	0.2%

Capital expenditures (1)	$13.8	$43.4	$2.4	$0.4	$1.8	$18.7	$18.0	$62.5
Change in non-cash balances related to operations, cash flow (outflow)(1)	(21.7)	(67.9)	(6.2)	(8.2)	64.5	(22.9)	36.6	(99.0)

Nine months ended September 30
Revenues	$2,765.8	$3,224.9	$217.8	$202.3	$—	$(3.7)	$2,983.6	$3,423.5
Adjusted EBITDA	250.0	338.4	17.9	17.0	(6.8)	(13.8)	261.1	341.6
Adjusted EBIT	70.0	151.0	7.6	7.5	(6.9)	(14.1)	70.7	144.4
IAROC	52.7	101.7	1.2	0.1	0.4	—	54.3	101.8
Operating income (loss)	17.3	49.3	6.4	7.4	(7.3)	(14.1)	16.4	42.6

Adjusted EBITDA margin	9.0%	10.5%	8.2%	8.4%			8.8%	10.0%
Adjusted EBIT margin	2.5%	4.7%	3.5%	3.7%			2.4%	4.2%
Operating margin	0.6%	1.5%	2.9%	3.7%			0.6%	1.2%

Capital expenditures(1)	$66.7	$141.1	$4.6	$2.8	$8.1	$53.3	$79.4	$197.2
Change in non-cash balances related to operations, cash flow (outflow)(1)	32.6	(15.1)	(8.8)	(5.8)	90.0	(3.9)	113.8	(24.8)

IAROC: Impairment of assets, restructuring and other charges	Figure 4

Adjusted: Defined as before IAROC and before goodwill impairment charge

(1) Including both continuing and discontinued operations

North America

Prior to the second quarter of 2008, the North American segment was comprised of the following business groups: Magazine, Retail, Catalog, Book & Directory, Direct, Canada, Logistics, Premedia and other value added services.

On June 16, 2008, the Company announced the merging of its Retail Insert, Catalog, Sunday Magazine and Direct Mail Divisions into a new integrated Marketing Solutions Group to better serve the marketing and advertising needs of its customers in multiple markets including retail, direct marketing, Sunday magazine, agency and financial services.

Subsequently, on June 17, 2008, the Company further announced the integration of its U.S. Magazine, Book and Directory Divisions into the Publishing Services Group, as well as the merging of the Premedia and Logistics Divisions into one operating structure. The new Publishing Services Group is intended to streamline the operations of the Company, improve services, and better serve existing and new publishing customers.

The Canadian business group will continue to operate under its existing operating structure.

North American revenues for the third quarter of 2008 were $921 million, down 16.1% from $1,098 million for the same period in 2007 and $2,766 million for the first nine-month period, down 14.2% from $3,225 million for the same period last year. Excluding the effect of currency translation and the unfavourable impact of paper sales, revenues decreased by 11. 6% in the third quarter compared to the same period last year and 10.2% on a year-to-date basis. Revenues in the North American segment continued to be principally impacted by volume declines. Pricing was only slightly down as price decreases were mostly compensated by improvement in product mix. Volume in North America decreased during the third quarter and the first nine months of 2008 as a result of the economic downturn and, to a lesser extent, due to the impact of the Insolvency Proceedings, as well as the restructuring initiatives in the Magazine and Canada Groups. Furthermore, volumes in the Book Group and the Catalog Group have each been affected by the non-renewal in 2007 of a contract with a large customer.

Operating income and margin in North America increased in the third quarter of 2008 and decreased on a year-to- date basis compared to the same period in 2007. The increase in the third quarter is explained by the reduction of impairment of assets, restructuring and other charges from $55.2 million in 2007 to $6.1 million in 2008. Operating income in North America continues to be impacted by challenging market conditions. The decrease in volume was partly offset by cost reduction initiatives and efficiencies realized through productivity gains, mainly in the Magazine Group.

Year to date, the North American workforce was reduced by 2,300 employees, or approximately 10.7%, mainly explained by the various restructuring initiatives, including the downsizing of operations of the Islington facility in Ontario, which was mostly completed in the third quarter of 2008, to the closure of the North Haven, CT facility, which was completed in the second quarter of 2008 and to the closure at the Magog facility in Quebec, which was completed in the first quarter of 2008. The Company is also aligning its workforce with the current market demand.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail Markets. Latin America’s revenues for the third quarter of 2008 were $72.5 million, down 3.4% from $75.0 million for the same period in 2007 primarily due to lower paper sales. On a year-to-date basis, revenues were $217.8 million, up 7.6% from $202.3 million for the same period in 2007. Excluding the impact of foreign currency and paper sales, revenues for the third quarter of 2008 were down 4.1% compared to the last year and 0.4% on a year-to date basis. Changing the product mix in the region has favorably impacted pricing and is in line with the investment plan in new capacity to accommodate growth projected from the existing customer base. Overall, quarterly adjusted EBITDA was slightly behind 2007 while year-to-date adjusted EBITDA was up 5.3% compared to last year.

3.5  Impairment of assets and restructuring initiatives

Quebecor World has undertaken various restructuring initiatives in order to ensure facilities are producing optimal pressroom efficiencies and higher returns. Restructuring costs relate largely to plant closures and workforce reductions related to current and prior years’ initiatives. A description of these initiatives is provided in the Notes to the Consolidated Financial Statements for the period ended September 30, 2008.

The 2008 restructuring initiatives affected a total of 1,735 employees, of which 1,668 positions have been eliminated as of September 30, 2008 and 67 are expected to be eliminated. However, the Company estimates that 329 new jobs should be created in other facilities with respect to the 2008 initiatives. During the first three quarters of 2008, the execution of prior years’ initiatives resulted in the elimination of 244 positions with 77 positions still to be eliminated.

As at September 30, 2008, the balance of the restructuring reserve was $15.4 million. The total cash disbursement related to this reserve is expected to be $15.2 million for the remainder of 2008. Finally, the Company expects to record a charge of $8.1 million in upcoming quarters for the restructuring initiatives that have already been announced as at September 30, 2008.

Reconciliation of non-GAAP measures

($ millions, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Operating income from continuing operations - adjusted
Operating income (“EBIT”)	$27.0	$2.7	$16.4	$42.6
Impairment of assets, restructuring and other charges (“IAROC”)	6.7	55.2	54.3	101.8

Adjusted EBIT	$33.7	$57.9	$70.7	$144.4
EBIT	$27.0	$2.7	$16.4	$42.6
Depreciation of property, plant and equipment (1)	56.8	77.2	198.3	226.9
Amortization of other assets (1)	3.7	5.2	14.2	16.4
Less depreciation and amortization from discontinued operations (1)	—	(16.8)	(22.1)	(46.1)

Operating income before depreciation and amortization (“EBITDA”)	$87.5	$68.3	$206.8	$239.8
IAROC	6.7	55.2	54.3	101.8
Adjusted EBITDA	$94.2	$123.5	$261.1	$341.6

Earnings (loss) per share from continuing operations
Net loss from continuing operations	$(63.6)	$(55.3)	$(289.9)	$(34.8)
IAROC (2)	5.1	35.7	47.8	66.1
Adjusted net income (loss) from continuing operations	$(58.5)	$(19.6)	$(242.1)	$31.3
Net income allocated to holders of preferred shares	4.5	4.7	13.6	16.7
Adjusted net income (loss) from continuing operations available to holders of equity shares	$(63.0)	$(24.3)	$(255.7)	$14.6
Diluted average number of equity shares outstanding (in millions)	194.2	132.0	176.4	131.9
Earnings (loss) per share from continuing operations
Diluted	$(0.35)	$(0.45)	$(1.72)	$(0.39)
Adjusted diluted	$(0.32)	$(0.18)	$(1.45)	$0.11

Free cash flow
Cash provided by (used in) operating activities	$19.7	$(41.8)	$99.4	$133.5
Dividends on preferred shares	—	(5.9)	—	(17.6)
Additions to property, plant and equipment	(18.0)	(62.5)	(79.4)	(197.2)
Net proceeds from disposal of assets	3.0	28.5	25.3	69.0
Net proceeds from business disposals	(0.6)	—	43.4	—
Free cash flow	$4.1	$(81.7)	$88.7	$(12.3)

Figure 5

Adjusted: Defined as before IAROC and goodwill impairment charge

(1)	As reported in the Consolidated Statements of Cash Flows
(2)	Net of income taxes of $1.6 million for the third quarter of 2008 ($6.5 million year-to-date) and $19.5 million for the third quarter of 2007 ($35.7 million year-to-date)

4.     Liquidity and capital resources

4.1 Operating activities

	Three months ended		Nine months ended
Cash provided by (used in) operating activities	September 30,		September 30,
($ millions)	2008	2007	2008	2007
	$19.7	$(41.8)	$99.4	$133.5

The increase in cash flow from operating activities generated in the third quarter compared to the same period in 2007 was due to the shortfall in 2007 attributable to the Company’s European segment. On a year to date basis, the decrease compared to the first nine months of 2007 is explained by plant closures, increased financial expenses and reorganization items related to the Company’s filings under CCAA and Chapter 11.

The working capital deficiency was $2,776.6 million as at September 30, 2008, compared to $1,069.4 million as at December 31,  2007. The change is mainly  due to the reclassification of the long-term debt to liabilities subject to compromise.

4.2  Financing activities

	Three months ended		Nine months ended
Cash provided by (used in) financing activities	September 30,		September 30,
($ millions)	2008	2007	2008	2007
	$(1.2)	$96.2	$149.9	$64.3

In the first quarter of 2008, the Company received the DIP Term Loan proceeds of $556.5 million, net of issuance costs, and repaid its North American securitization program for $413.0 million, which was terminated as a result of the Insolvency Proceedings.

On June  30, 2008, the  Company repaid $74.5 million on its DIP Term Loan, using proceeds from the sale of its European operations.

Drawings on the Revolving DIP Facility increased from $31.7 million at the end of the second quarter to $36.8 million at the end of the third quarter of 2008.

No dividends on preferred shares were paid in 2008 and $5.9 million were paid in the third quarter of 2007 ($17.6 million on a year-to-date basis in 2007).

4.3  Investing activities

	Three months ended		Nine months ended
Cash provided by (used in) investing activities	September 30,		September 30,
($ millions)	2008	2007	2008	2007
	$(17.2)	$(34.5)	$(64.9)	$(138.5)

Additions to property, plant and equipment

In the third quarter of 2008, the Company invested $18.0 million in capital projects, compared to $62.5 million during the same period in 2007. On a year-to-date basis, $79.4 million has been invested in capital projects in 2008, compared to $197.2 million in 2007. Of that amount, approximately 52% was for organic growth, including expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of the Company’s existing structure. In 2007, the organic growth spending amounted to 71%.

Restricted Cash

During the first quarter of 2008, the Company set up a cash collateral account, with a balance of $32.3 million at the end of the third quarter, in order to use secured pre-petition QW Memphis Corp. inventories. In addition, the Company provided CA$20 million ($19.4 million) in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services. In the third quarter of 2008, the net impact was $1.6 million.

Proceeds from disposal of assets

During the first nine months of 2008, proceeds on disposal of assets amounted to $25.3 million compared to $69.0 million for the same period in 2007. These proceeds came mainly from the disposal of an aircraft and other machinery and equipment in the North American platform. In the third quarter of 2008, proceed of $3.0 million is related to the sale of a property in Ottawa, ON.

Sale of European operations

On June 26, 2008, the Company sold its European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”). The total consideration for the Company was €52.2 million ($82.1 million) in cash and a €21.5 million five-year note bearing interest at 7% per year which is carried in other assets at its fair value of €14.1 million ($22.3 million). The net cash proceeds were mainly used by the Company to repay the DIP Term Loan. This transaction resulted in a loss on disposal of $653.3 million, including the cumulative translation adjustment impact, and is presented as part of the net loss from discontinued operations.

5.     Financial position

5.1  Free cash flow

	Three months ended		Nine months ended
Free cash flow	September 30,		September 30,
($ millions)	2008	2007	2008	2007
	$4.1	$(81.7)	$88.7	$(12.3)

The Company reports free cash flow because it is a measure used by management to evaluate its liquidity (Figure 5). Free cash flow is not a calculation based on or derived from Canadian or U.S. GAAP and should not be considered as an alternative to the Consolidated Statement of Cash Flows. Free cash flow is a measure that can be used to gauge the Company’s performance over time. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The increase in free cash flow was due mainly to higher cash flows provided by operating activities for the third quarter and fewer additions to property, plant and equipment on a year-to date basis.

5.2  Financial covenants and credit ratings

Financial covenants

On January 16, 2008, since the Company had not obtained the $125.0 million of new financing, as had been required under the terms of the revolving bank facility and North American securitization program waivers, the Company became in default under its revolving bank facility, its equipment financing facility and its North American securitization program. Upon filing for creditor protection in the Insolvency Proceedings on January 21, 2008, the Company became in default under substantially all of its other debt agreements and instruments.

The Company is subject to certain financial covenants under the DIP facility. The Company was in compliance with all significant debt covenants as at September 30, 2008.

Credit ratings

None of the Company’s debt is currently rated by any credit rating agency.

5.3  Contractual cash obligations

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. The Company has been under creditor protection since January 21, 2008 (Note 1).

As of September 30, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to the DIP financing, as described in Note 1, which is collateralized by substantially all of the Company’s assets. Since the Insolvency Proceedings described in Note 1, the Company has ceased to make payments of its interest and principal on its pre-petition liabilities. The obligations and their maturities, notwithstanding the obligations subject to compromise, were as follows:

Contractual Cash Obligations

($ millions)

	Remainder of					2013 and
	2008	2009	2010	2011	2012	thereafter	Total
Long-term debt	$587.7	—	—	—	—	—	$587.7
Capital leases	—	1.1	1.2	1.2	1.3	2.5	7.3
Interest payments on long-term debt, and capital leases (1)	11.5	26.1	0.3	0.2	0.1	0.1	38.3
Operating leases	10.4	55.9	39.3	26.8	23.9	112.4	268.7
Capital asset purchase
commitments	1.2	2.3	—	—	—	—	3.5
Total contractual cash obligations	$610.8	85.4	40.8	28.2	25.3	115.0	$905.5

							Figure 6

(1) Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to their contractual term, and the outstanding balance as at September 30, 2008.

The Company has major operating leases pursuant to which it has the option to purchase the underlying equipment (presses and binders) at the end of the term. Whether the equipment will be acquired at the end of the lease term will depend on circumstances prevailing at the time the option is available. The total terminal value of these operating leases expiring between 2008 and 2015 is approximately $35.8 million.

During the first nine months of 2008 the Company made contributions to its pension plans of $36.5 million ($53.1 million for the same period in 2007), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Minimum required contributions are estimated at $39.8 million for 2008. If the downturn in the capital markets continues to the end of 2008, additional contributions may be required mainly in 2010 and beyond for our defined benefit pension plans.

6.  Off-balance sheet arrangements and other disclosures

6.1  Off-balance sheet arrangements

During 2007, the Company was party to various off-balance sheet arrangements. The Company’s 2007 annual MD&A contains a complete description of these arrangements.

6.2  Derivative financial instruments

The estimated fair value of the Company’s long-term debt, including the portion due within one year and liabilities subject to compromise, is not reasonably determinable, given the current status of the Company while under creditor protection (see Section 1). The carrying value of other financial instruments approximated fair value due to the short maturities or the terms and conditions attached to these instruments.

Following the filing of creditor protection under the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

During the three-month period ended September 30, 2008, the Company reclassified a net gain of $2.4 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period. A net loss of $70.4 million was recorded for the same period in 2007 on embedded derivatives not closely related to their host contracts and derivative financial instruments for which hedge accounting was not used. During the first nine months of the year 2008, the Company recorded a net gain of $34.3 million, of which $12.3 million is presented as Reorganization items (a net loss of $104.6 million in 2007).

6.3  Related party transactions

Quebecor Inc. (“Quebecor”), directly and through a wholly-owned subsidiary, holds 75.5% of the outstanding voting interests in Quebecor World. As a result, Quebecor has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor may conflict with the interests of other holders of Quebecor World equity and debt securities. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Company emerges from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to Quebecor World’s organizational documents would require Court approval. Consequently, even though Quebecor currently holds 75.5% of the Company’s outstanding voting interests, it is unlikely that Quebecor will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Company.

During the second quarter of 2008, the Company acquired all rights, title and interest to an aircraft previously leased by the Company from a third party and subsequently sold it to Quebecor Media Inc. The transaction was done at fair value based on two independent appraisals; the Company received a cash consideration of $20.3 million, resulting in a gain on disposal of $9.9 million.

On October 1, 2008, as part of our review of contracts (see Note 1) the Company repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc that was entered during October of 2007 for the printing of directories, representing a maximum of $11.5 million of purchases per year. Following this repudiation, the subsidiaries of Quebecor Media Inc. are eligible to file a claim against the Company, the amount of which is unknown at this time and which will be analysed as part of the claims process described in Note 1.

6.4  Outstanding share data

Figure 7 discloses the Company’s outstanding share data as at October 24, 2008.

Outstanding Share Data

($ in millions and shares in thousands)

	October 24, 2008
	Issued and
	outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	153,738	1,285.4
First Preferred Shares, Series 3 - Classified as equity	12,000	212.5
First Preferred Shares, Series 5 - Classified as liability	1,763	34.2

Figure 7

As of September 30, 2008, a total of 5,562,261 options to purchase Subordinate Voting Shares were outstanding, of which 2,930,171 were exercisable.

On March 1, 2008, 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares were converted into 12.93125 Subordinate Voting Shares. Consequently, 51.4 million new Subordinate Voting Shares were issued by the Company to holders of Series 5 Preferred Shares on March 1, 2008.

On June 1, 2008, 517,184 Series 5 Cumulative Redeemable First Preferred Shares were converted into Subordinate Voting Shares. Each Series 5 Preferred Share was converted into 13.146875 Subordinate Voting Shares. Only the registered holders of Series 5 Preferred Shares who submitted notices of conversion on or prior to March 27, 2008 were eligible to such conversion. Approximately 6.8 million new Subordinate Voting Shares were issued by the Company.

On September 1, 2008, 744,124 Series 5 Cumulative Redeemable First Preferred Shares were converted into Subordinate Voting Shares. Each Series 5 Preferred Share was converted into 13.3625 Subordinate Voting Shares. Only the registered holders of Series 5 Preferred Shares who submitted notices of conversion on or prior to June 27, 2008 were eligible to such conversion. Approximately 9.9 million new Subordinate Voting Shares were issued by the Company.

On September 26, 2008, the Company received notices with respect to 66,601 of its remaining 1,763,029 issued and outstanding Series 5 Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares effective as of December 1, 2008.

7.   Controls and procedures

This Section should be read in conjunction with Section 5.5 “Controls and procedures” of the Company’s annual MD&A for the year ended December 31, 2007 containing Management’s Report on Internal Control over Financial Reporting.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of Quebecor World’s disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 adopted by the Canadian Securities Administrators. Based on that evaluation, the President and Chief Executive Officer, and the Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of the end of the third quarter of 2008, resulting from the fact that as of the end of such quarter, the remedial measures to address the material weaknesses discussed below are still in the process of being implemented.

Changes in Internal Control over Financial Reporting

The Company disclosed in its 2007 annual MD&A that it had identified material weaknesses in its internal control over financial reporting. Management also disclosed in its 2007 annual MD&A that it has put in place remediation plans intended to address the conditions leading to the material weaknesses that have been identified, which remediation plans consist of:

1.

The Company has created a Special Projects Group to manage the creditor protection issues and requests. This is intended to alleviate some of the work overload in the finance and accounting departments.

2.	The Company has created a Restructuring Committee to manage the activities around various projects; this is intended to alleviate some of the work overload in the finance and accounting departments.
3.

The Company continues to leverage external resources with specific accounting expertise to consult on complex accounting matters. Management will exercise greater oversight and monitoring over these consultations.

4.	The Company continues to pursue hiring additional staff for the finance and accounting departments with key technical skills.
5.	The Company will develop and deploy a more comprehensive system to review and monitor complex and non- routine transactions.
6.

The Company will establish a system of cross-functional coordination and communication to provide for timely dissemination of information that could have an impact on the consolidated financial statements.

The Company is in the process of implementing the above described remediation plans.

During the third quarter of 2008, management identified and implemented new controls that it believes have significantly improved the Company’s internal control over financial reporting. These new controls were implemented with a view to specifically addressing the material weaknesses in the Company’s internal control over financial reporting that were identified in 2007. However, the newly implemented controls have not yet been tested and thus the Company is not in a position at the present time to conclude as to their effectiveness, although it is currently anticipated that such tests will be performed in the fourth quarter of 2008.

8.     Critical accounting estimates and changes in accounting standards and adoption of new accounting policies

8.1 Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are generally defined as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company’s financial condition or results of operations. A complete discussion of the critical accounting estimates made by the Company is included in its 2007 annual MD&A.

During the first nine months of 2008, Management updated its estimates to factor in the current CCAA/Chapter 11 status of the Company and its expected impact on future operations. Significant changes were required to the estimates related to goodwill, impairment of long-lived assets and future income taxes.

Actual results could differ from those estimates, as further explained on Note 1 to the Company’s Consolidated Financial Statements for the nine months ended September 30, 2008.

8.2 Changes in accounting standards and adoption of new accounting policies

Changes in accounting standards

Effective January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections.

•

Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this section requires disclosure of information on capital management, which are included in Note 15, Capital and Liquidity Management.

•

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The adoption of these sections required disclosure of risks associated with financial instruments to which the Company is exposed, including sensitivity analysis and how the Company manages those risks. This information is included in Note 14, Financial Instruments.

•

Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. Upon adoption of this new section, in accordance with the transition rules, the Company adjusts opening retained earnings as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2008:

	•	Decrease of inventory by $32.9 million
	•	Increase of property, plant and equipment by $7.2 million
	•	Decrease of future income taxes liabilities by $4.7 million
	•	Increase of deficit by $21.0 million

Adoption of new accounting policies

As a result of the Insolvency Proceedings, the Company is following accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Company is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

•

The Company intends to change the September 30 annual measurement date of plan assets and accrued benefit obligations to December 31 with respect to its pension and post-retirement benefits. The Company is currently evaluating the effect of this change in accounting policy on its consolidated financial statements.

•

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”. The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards (“IFRS”). This standard is effective for the Company for the first quarter of 2009. The Company is currently assessing the impact of the adoption of this new section on its financial statements.

•

The Canadian Accounting Standards Board requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year.

Furthermore, in May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes in expected accounting polices related to the change over to IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion.

We expect that the transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company expects the transition to IFRS to impact financial reporting, business processes and information systems. The Company’s conversion project will consist of three phases: diagnostic, development, and implementation. The Company is currently completing a diagnostic impact assessment and planning activities for the initial assessment activities of the development phase. The Company will continue to invest in training and resources throughout the transition period to facilitate a timely conversion. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

9.   Risk factors

The principal risk factors of the Company are set out in its 2007 annual MD&A and Annual Information Form previously filed with the Canadian securities regulatory authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. The Company’s annual MD&A is also available at www.quebecorworld.com.

Additional risk factors that the Company is unaware of, or that the Company currently deems to be immaterial, may also become important factors that affect it. If any of such risks actually occurs, the Company’s business, cash flows, financial condition or results of operations could be materially adversely affected.

10.  Additional information

Additional information relating to Quebecor World is available on the Company’s website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada

November 7, 2008